FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division

Date: December 19, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice relating to Consolidation of Organic Material Components Businesses of Kyocera Group

[Translation]

December 19, 2003

To whom it may concern:

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi
President and Director
(Code number: 6971,
The First Section of the Tokyo Stock Exchange,
The First Section of the Osaka Securities Exchange)

Person for Inquiry: Hideki Ishida
Managing Executive Officer
General Manager of Corporate Finance Division
(Tel. No.: 075-604-3500)

Notice relating to Consolidation of

Organic Material Components Businesses of Kyocera Group

This is to advise you that, effective as of April 1, 2004, Kyocera Corporation (the “Company”) will consolidate its organic material components business by means of corporate splits undertaken with Kyocera SLC Technologies Corporation (“Kyocera SLC Technologies”), as described below.

1. Objective of the Corporate Split

In August 2003, the Company established Kyocera SLC Technologies, which commenced operations on September 1, 2003, as a wholly-owned subsidiary to assume the SLC business of the Yasu site of IBM Japan, Ltd. and to strengthen organic material components businesses including chip carriers business and circuit boards business. Since then, the Company has been considering the most appropriate structure within the group for its organic material components business, taking into consideration market conditions. The Company has decided that in order to expand the organic material components business substantially, it will be essential to concentrate the management resources relating to such business within Kyocera SLC Technologies and enhance synergistic effects within the group as well as to enhance the business basis of Kyocera SLC Technologies as an expert manufacturer.

2. Outline of Corporate Split

(1)	Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	January 30, 2004 (scheduled)
Execution of agreement for corporate split:	January 30, 2004 (scheduled)
General Shareholders Meeting to approve agreement for corporate split:

Both the Company and Kyocera SLC Technologies will undertake the corporate split without approval of their respective General Shareholders Meetings in accordance with Articles 374-22 and 374-23 (Easy Method for Corporate Split), respectively.

Effective date of corporate split:	April 1, 2004 (scheduled)
Register of corporate split in Commercial Register:	April 1, 2004 (scheduled)

(2)	Method of Corporate Split

(i)	Method of Corporate Split

“Dividing and succeeding corporate split”, in which the Company will be the divided company and Kyocera SLC Technologies, a wholly-owned subsidiary of the Company, will be the succeeding company.

(ii)	Reason for Choosing Method

It has been decided that a “dividing and succeeding corporate split” is the most suitable option for consolidation of the division of the Company’s organic material components business with Kyocera SLC Technologies, a wholly-owned subsidiary of the Company, in which the shares issued by Kyocera SLC Technologies shall be allocated to the Company.

(3)	Allocation of Shares

(i)	Allocation Ratio of Shares

One share to be issued by Kyocera SLC Technologies in the corporate split shall be allocated to the Company.

(ii)	The Basis of Calculation of Allocation Ratio

Kyocera SLC Technologies is a wholly-owned subsidiary of the Company and, as a result, all shares to be issued in the corporate split (using the dividing and succeeding corporate split method) will be allocated to the Company. Accordingly, the Company will succeed to all assets and liabilities of Kyocera SLC Technologies at their book value. As a result of the corporate split, there will be no change in the Company’s net asset value regardless of the number of shares to be allocated by Kyocera SLC Technologies to the Company because the amount of the difference between assets and liabilities of Kyocera SLC Technologies to which the Company will succeed will be equivalent to the amount of increase in the amount of Company’s investments in subsidiaries. In the light of the above, the Company and Kyocera SLC Technologies have discussed and determined that the one share of Kyocera SLC Technologies shall be issued and allocated to the Company.

(4)	Cash to be Delivered

No cash shall be delivered in the corporate split.

(5)	Rights and Obligations to be Succeeded to by the Succeeding Company (Kyocera SLC Technologies)

Kyocera SLC Technologies will succeed to assets and liabilities and rights and obligations belonging to the division of the Company’s organic material components business pursuant to agreements as of the effective date of the corporate split. More detailed content thereof shall be decided by the time of execution of the agreement for the corporate split.

(6)	Expectations with Respect to Performance of Debts

(i)	Divided Company (the Company)

Taking into consideration the amounts of assets, liabilities and net asset value of the Company, it is judged that there will be no problem with respect to the certainty of performance by the Company of its debts.

(ii)	Succeeding Company (Kyocera SLC Technologies)

Taking into consideration the amounts of the assets, liabilities and net asset value of Kyocera SLC Technologies and the amounts of assets, liabilities and net asset value, etc. to which Kyocera SLC Technologies will succeed, it is judged that there will be no problem with respect to the certainty of performance by Kyocera SLC Technologies of its debts.

(7)	New Directors or Corporate Auditors of the Succeeding Company (Kyocera SLC Technologies)

There will be no new Director or Corporate Auditor of Kyocera SLC Technologies newly appointed in connection with the corporate split.

3. Content of Business to be Divided

(1)	Content of the Division of the Organic Material Components Business:

Design, development and manufacturing of organic material components (chip carriers, mother boards, etc.)

(2)	Performance of the Division of the Organic Material Components Business of the Company for the fiscal year ended March 31, 2003:

Net sales of the Company derived from its organic material components business for the fiscal year ended March 31, 2003 were approximately 3,040 million yen, representing approximately 0.63% of the total net sales of the Company in the amount of 482,834 million yen for the same period.

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of September 30, 2003):

(Millions of Yen)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	2,923	Current Liabilities	414
Fixed Assets	2,545	Fixed Liabilities	0
Other Investments, etc.	0
Total	5,468	Total	414
*	As of September 30, 2003, the amount of assets to be succeeded (5,468 million yen) represented 0.44% of the net asset value of the Company 1,251,420 million yen) as of the same date.

4. Status of the Company after Corporate Splits

(1)	There will be no change in the corporate name, content of businesses, location of headquarters, names of representatives, amount of capital or fiscal year end, in connection with the corporate split.

(2)	Total Assets

There will be a decrease in the amount of the Company’s assets in an amount equivalent to the amount of liabilities to be assumed by Kyocera SLC Technologies.

(3)	Impact on Company’s Performance

The effective date of the corporate split will be April 1, 2004, and accordingly, there will be no impact from the corporate split on the forecasted performance of the Company for the fiscal year ending March 31, 2004.

5. Outlines of Parties to the Corporate Split (as of September 30, 2003)

(1) Name	Kyocera Corporation	Kyocera SLC Technologies Corporation

(2) Principal Businesses	— Fine Ceramics Group — Electronic Device Group — Equipment Group — Others	— Manufacture, sale and research of special plastic — Manufacture, sale and research of complex materials

(3) Date of Incorporation	April, 1959	August, 2003

(4) Location of Headquarters	Fushimi-ku, Kyoto	Yasu-cho, Yasu-gun, Shiga

(5) Representatives	Yasuo Nishiguchi President and Director	Koji Mae President and Director

(6) Capital Amount	115,703 million yen	4,000 million yen

(7) Number of Shares Issued and Outstanding	191,309,290 shares (out of which 3,822,655 shares are treasury stock)	160,000 shares

(8) Shareholders’ Equity	980,458 million yen	7,697 million yen

(9) Total Assets	1,251,420 million yen	8,569 million yen

(10) Fiscal Year End	March 31	March 31

(11) Number of Employees	13,678	278

(12) Principal Suppliers and Customers	Suppliers: Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd. Sony Corp. Customers: Fujitsu Ltd. Hitachi, Ltd. NEC Corp.	Suppliers: Hitachi Chemical Co., Ltd. Ajinomoto Co., Inc. Customers: International Business Machines Corporation Shinko Electric Industries Co., Ltd. Sony Corp.

(13) Principal Shareholders and Their Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account) The Master Trust Bank of Japan, Ltd. (Trust Account) The Bank of Kyoto, Ltd. Kazuo Inamori UFJ Trust Bank Ltd. (Trust Account A)	8.61% 4.57% 3.77% 3.56% 2.95%	Kyocera Corp.	100.00%

(14) Principal Banks	The Bank of Kyoto, Ltd. UFJ Bank Ltd.		The Bank of Tokyo-Mitsubishi, Ltd. The Shiga Bank, Ltd.

(15) Relationship Between the Parties	Capital Relationship		Kyocera SLC Technologies is a wholly-owned subsidiary of the Company.

	Personnel Relationship		The Company forwards Directors and Corporate Auditors to Kyocera SLC Technologies. It also seconds employees to Kyocera SLC Technologies.

	Trades between the Parties		Manufacture, sale and development of organic material components.

(16)	Performance in Most Recent Three Fiscal Years

(Millions of Yen)

	Kyocera Corporation (100% parent company)			Kyocera SLC Technologies, Limited* (wholly-owned subsidiary)
Fiscal Year	Ended March 31, 2001	Ended March 31, 2002	Ended March 31, 2003	Ended March 31, 2001	Ended March 31, 2002	Ended March 31, 2003
Net Sales	652,510	499,264	482,834	—	—	—

Recurring Profit (or Loss)	114,500	56,412	54,685	—	—	—

Net Income	31,398	34,475	27,923	—	—	—

Net Income per Share	164.98 yen	182.36 yen	149.45 yen	—	—	—

Dividend per Share	60.00 yen	60.00 yen	60.00 yen	—	—	—

Shareholders Equity per Share	4,675.06 yen	4,652.07 yen	4,676.97 yen	—	—	—

*	As Kyocera SLC Technologies Ltd. commenced its operation as from September 1, 2003, there is no record of its performance for the fiscal year ended March 31, 2003.